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March 29, 2010

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No. 55 on Form N-4
RiverSource Variable Account 10 ("Registrant")

RiverSource Retirement Advisor 4 Advantage Variable Annuity
RiverSource Retirement Advisor 4 Select Variable Annuity
RiverSource Retirement Advisor 4 Access Variable Annuity
File Nos. 333-79311/811-07355

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about March 23, 2010 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about Feb. 5, 2010. Comments and responses for the Template Filing are outlined below.

COMMENT 1. Expense Summary

          a. Please confirm that footnotes will be displayed in a smaller font size than the body of the tables.

RESPONSE: Confirmed.

          b. Because the surrender charge declines to 0% after the 10th year, why, with respect to footnote *, is the last sentence of this footnote necessary? Also, why the references to "certain states" instead of identifying the states? Without identifying the states, the disclosure is of little use.

RESPONSE: Registrant has revised surrender charge footnote as follows:

* In Alaska, Arizona, Colorado, Connecticut, Georgia, Hawaii, Illinois, Iowa, Michigan, Minnesota, Mississippi, Montana, New Jersey, North Carolina, Oregon, Utah and Washington the ten-year surrender charge schedule is 8% for years 0-2, 7% for year 3 and declining by 1% each year thereafter until it is 0% for years 10+. For contracts issued in Alabama and Massachusetts, surrender charges are waived after the tenth contract anniversary for all payments regardless of when payments are made.

COMMENT 2. Portfolio Navigator Program

          a. Please explain how, for contracts purchased prior to May 10, 2010, transferring assets from the model portfolios to a corresponding investment option (unless a contract owner "opts-out" and remains invested in a "static" rather than "dynamic" model portfolio), based on the recommendation of RiverSource

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Investments (the investment adviser under the old PN program and new PN program), is consistent with the Investment Advisers Act.

RESPONSE: Each participant in the Portfolio Navigator program (the "Program") is an investment advisory client of RiverSource Investments (the "Adviser") and has an investment advisory agreement with the Adviser meeting the requirements of the Investment Advisers Act of 1940 (the "Advisers Act"). That agreement provides that the Adviser has the authority to make its model portfolio recommendations under the Program using one or more funds-of-funds as investment options. Participants were informed of this authority in the investment advisory brochure required under Rule 204-3 under the Advisers Act. Furthermore, they were given significant advance notice of the transfer to the funds-of-funds (the "Transfer") and of their right to opt-out of the Transfer, consistent with disclosure requirements under the Advisers Act. The notice set forth the Adviser's recommendation and each participant's right to either accept the recommendation or opt out, and explained that their contract value would be transferred pursuant to the Adviser's recommendation unless they opt out.

     The Advisers Act does not prohibit an investment adviser from having this type of authority to make recommendations. The Transfer is being conducted consistent with the established structure of the Program, as disclosed in the brochure and set forth in the agreement.

          b. Please explain your legal basis for transferring contract owners from a model or investment option to a fund-of-funds once they begin taking income?

RESPONSE: The automatic transfer of participants, when they begin taking withdrawals from the aggressive or moderately aggressive Program investment option to the moderate investment option, has been a specific, formulaic feature of the Program set forth in the relevant product prospectuses and required as a specific contractual feature of the living benefit riders to which such transfers apply. Transferring participants to the moderate fund-of-funds, instead of to the moderate model portfolio, is consistent with the terms of the prospectuses and riders and the disclosures that were provided to the Program participants. The investment objective and policies of each fund-of-funds will be substantially similar to those of each corresponding model portfolio. Participants were reminded of this element of the Transfer in the materials sent to them regarding the Transfer.

          c. Please describe how the 2-year fund cap will operate. How can it be imposed only on people who purchase prior to May 10, 2010? Why would it exist for only 2 years given that the optional benefit riders are long term investments and contract owners do not have the option of going elsewhere (i.e., investing in other underlying funds) and maintaining the benefit?

RESPONSE: The Adviser and its affiliates have agreed to an expense cap on the funds-of-funds direct(1) expenses, as well as to expense caps on many of the underlying funds in which the funds-of-funds are expected to invest (the "Standard Expense Caps"). Two share classes are being created for each of the funds-of-funds, Class 2 and Class 4, each with the Standard Expense Caps. Current Program participants who do not opt out of the Transfer will beneficially own Class 4 of the fund-of-funds that corresponds to their current model. New contract owners will be offered Class 2 of the funds-of-funds.

     The Adviser and its affiliates have agreed to a separate, two year waiver of Rule 12b-1 fees on Class 4 of each fund-of-funds in order to limit the potential increase in fees that these individuals might otherwise experience (the "Separate Waiver"). The operation of the Separate Waiver and Standard Expense Caps are disclosed in the

(1) The direct expense cap for each of the funds-of-funds is 0.32%. Based on current estimates of "Other Expenses," direct expenses are projected to be under the current direct expense cap. To the extent "Other Expenses" increase, the direct expense cap would operate as a ceiling on the amount of the increase that would be experienced by contract owners.

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funds-of-funds prospectus and in each of the underlying funds' prospectuses, respectively, and, as applicable, consistent with the requirements of new Form N-1A. It is expected that, after expiration of the Separate Waiver, Class 2 and Class 4 will have identical expenses.

     As noted in response to Comment 2.a, above, contract owners may choose to opt out of the Transfer and, by doing so, maintain their investment in their current funds, the fees for which would not change immediately. Such fees, however, could change over time (including, potentially, increase over time) depending on various factors, such as expense cap commitments (or lack thereof) by those funds' sponsors. For Current Program participants who do not opt-out of the Transfer, expenses will be capped in the immediate term (limiting potential immediate increase). It is more difficult to predict the fee levels of funds, and the experience of contract owners, over time.

          d. The second sentence of the third page of disclosure regarding the PN Rider needs to specify how many investment options may be used at a time.

RESPONSE: Complied. The second sentence of the third page of disclosure has been revised as follows:

     You may not use more than one investment option or model portfolio at a time.

In addition to the comments listed above, the Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company (the "Company"), on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that a separate 485(b) (1) (vii) request will be submitted for other products that will be adding the same feature. If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant General Counsel